Exhibit 99.5

Condensed Interim Consolidated Financial Statements
(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three and nine months ended September 30, 2020 and 2019
(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	September 30, 2020	December 31, 2019

Assets

Current assets:
Cash	$9,170,131	$7,947,607
Accounts receivable, net	12,216,955	10,091,087
Prepaid expenses and other	1,905,190	1,912,744
	23,292,276	19,951,438

Property, plant and equipment (note 6)	1,693,700	1,666,331
Intangible assets (note 7)	5,860,233	6,207,731
Goodwill (note 5)	3,707,650	3,707,650
Right-of-use assets (note 8)	26,259,457	25,430,956

	$60,813,316	$56,964,106

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$8,163,001	$7,011,849
Loans payable (note 10(a))	1,757,301	101,107
Deferred grant income (note 11)	168,909	–
Lease liabilities (note 8)	5,148,244	4,707,853
Non-controlling interest loans (note 10(b))	75,077	69,674
Provisions (note 12)	–	18,792
Deferred and contingent consideration (note 5)	10,345,000	1,274,402
	25,657,532	13,183,677

Long-term portion of loans payable (note 10(a))	1,239,045	150,392
Long-term portion of deferred grant income (note 11)	99,281	–
Long-term portion of lease liabilities (note 8)	22,046,891	20,683,904
	49,042,749	34,017,973
Shareholders’ equity (deficit):
Common shares (note 13)	60,340,975	50,185,756
Contributed surplus (note 14)	3,213,160	2,757,252
Deficit	(51,713,190)	(30,441,280)
	11,840,945	22,501,728
Non-controlling interest (note 22)	(70,378)	444,405
	11,770,567	22,946,133
Basis of presentation and going concern (note 2) Contingencies (note 15)

	$60,813,316	$56,964,106

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Revenue:
Service revenue	$12,006,570	$8,459,103	$33,215,627	$23,148,860

Expenses:
Direct center and patient care costs	5,473,759	4,267,769	16,521,201	11,655,616
Other regional and center support costs (note 23)	4,154,384	2,412,519	10,958,714	6,341,267
Depreciation (notes 6 and 8)	1,410,843	1,008,002	4,253,530	2,751,998
	11,038,986	7,688,290	31,733,445	20,748,881

Regional operating income	967,584	770,813	1,482,182	2,399,979

Center development costs	65,291	496,509	435,659	1,176,180
Corporate, general and administrative expenses (note 23)	3,538,352	3,125,103	10,549,021	8,319,930
Share-based compensation	171,056	117,112	455,908	573,426
Amortization (note 7)	115,832	–	347,498	–
Interest expense	708,665	513,138	2,060,707	1,316,795
Interest income	(8,857)	(116,035)	(18,418)	(140,144)
Earn-out consideration (note 5)	4,045,000	–	9,295,000	–

Loss before income taxes	(7,667,755)	(3,365,014)	(21,643,193)	(8,846,208)

Income tax expense (note 17)	–	–	–	–

Loss for the period and comprehensive loss	$(7,667,755)	$(3,365,014)	$(21,643,193)	$(8,846,208)

(Loss) income for the period attributable to:
Non-controlling interest (note 22)	$(31,623)	$65,995	$(371,283)	$29,315
Common shareholders of Greenbrook TMS	(7,636,132)	(3,431,009)	(21,271,910)	(8,875,523)

	$(7,667,755)	$(3,365,014)	$(21,643,193)	$(8,846,208)

Net loss per share (note 21):
Basic	$(0.11)	$(0.06)	$(0.34)	$(0.17)
Diluted	(0.11)	(0.06)	(0.34)	(0.17)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

					Non-	Total
	Common Shares		Contributed		controlling	equity
Nine months ended September 30, 2019	Number	Amount	surplus	Deficit	interest	(deficit)

Balance, December 31, 2018	47,524,375	$26,882,622	$1,745,079	$(14,531,401)	$544,465	$14,640,765
Loss for the period and comprehensive loss	–	–	–	(8,875,523)	29,315	(8,846,208)
Issuance of common shares - financing	9,409,000	20,604,207	355,660	–	–	20,959,867
Issuance of common shares – acquisition (note 5)	1,431,736	2,611,044	–	–	–	2,611,044
Exercise of stock options	53,332	87,883	(33,717)	–	–	54,166
Share-based compensation (note 14)	–	–	573,426	–	–	573,426
Payments to non-controlling interest	–	–	–	–	(315,400)	(315,400)
Non-controlling interest subsidiary investment	–	–	–	–	265,000	265,000

Balance, September 30, 2019	58,418,443	$50,185,756	$2,640,448	$(23,406,924)	$523,380	$29,942,660

					Non-	Total
	Common Shares		Contributed		controlling	equity
Nine months ended September 30, 2020	Number	Amount	surplus	Deficit	interest	(deficit)

Balance, December 31, 2019	58,418,443	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133
Loss for the period and comprehensive loss	–	–	–	(21,271,910)	(371,283)	(21,643,193)
Issuance of common shares (note 13)	9,093,940	10,155,219	–	–	–	10,155,219
Share-based compensation (note 14)	–	–	455,908	–	–	455,908
Payments to non-controlling interest	–	–	–	–	(143,500)	(143,500)

Balance, September 30, 2020	67,512,383	$60,340,975	$3,213,160	$(51,713,190)	$(70,378)	$11,770,567

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Nine months ended
	September 30, 2020	September 30, 2019

Cash provided by (used in)

Operating activities:
Loss for the period	$(21,643,193)	$(8,846,208)
Adjusted for:
Amortization	347,498	–
Depreciation	4,253,530	2,751,998
Interest expense	2,060,707	1,316,795
Interest income	(18,418)	(140,144)
Share-based compensation	455,908	573,426
Transaction costs	–	378,407
Earn-out consideration	9,295,000	–
Change in non-cash operating working capital:
Accounts receivable	(2,125,868)	(3,839,345)
Prepaid expenses and other	7,554	(112,447)
Accounts payable and accrued liabilities	1,151,152	785,837
Provisions	(18,792)	–
	(6,234,922)	(7,131,681)

Financing activities:
Net proceeds on issuance of common shares (note 13)	10,155,219	20,604,207
Net proceeds on exercise of stock options	–	355,660
Options exercised	–	54,166
Bank loans advanced	3,080,760	84,096
Bank loans repaid	(63,475)	(96,030)
Lease liabilities repaid	(5,352,559)	(3,734,149)
Net non-controlling interest loans advanced (repaid)	5,403	(12,535)
Distribution to non-controlling interest	(143,500)	(315,400)
	7,681,848	16,940,015

Investing activities:
Acquisitions, net of cash acquired	–	(7,095,790)
Purchase of property, plant and equipment	–	(525,010)
Deferred and contingent consideration paid (note 5)	(224,402)	–
	(224,402)	(7,620,800)

Increase in cash	1,222,524	2,187,534

Cash, beginning of period	7,947,607	9,381,600

Cash, end of period	$9,170,131	$11,569,134

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8405 Greensboro Drive, Suite 120, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception, has negative cash flow from operating activities for the nine-months ended September 30, 2020 of $6.2 million (2019 - $7.1 million) and negative working capital at September 30, 2020. Given the impact that the COVID-19 (coronavirus) pandemic (“COVID-19”), including the related government-imposed social distancing and “shelter-in-place” measures, has had on the overall volumes of patient treatments, the overall cash flows of the Company have been negatively impacted. Although the Company anticipates that it will have positive cash flow from operating activities in the future, the Company anticipates that its overall cash flows may continue to be negatively impacted until the global economic impact of COVID-19 subsides. The Company expects it will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt as to the Company’s ability to continue as a going concern. The Company also has strong supportive shareholders and a proven track record of successfully raising capital when required. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2020 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2019.

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on November 10, 2020.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2019 audited consolidated financial statements, except as described below relating to the application of IAS 20, Accounting for Government Grants and Disclosure of Government Assistance.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

3.	Significant accounting policies (continued):

(a)	Government grants:

Interest free or less than market interest government loans or government-backed loans are measured at amortized cost using the effective interest rate method. The interest rate used is based on the market rate for a comparable instrument with a similar term. The difference between the fair value at inception and the loan proceeds received is recorded as a government grant. The grant portion is presented separately as deferred grant income on the condensed interim consolidated statements of financial position. It is amortized over the useful life of the loan and is deducted against the related interest expense on the condensed interim consolidated statements of net loss and comprehensive loss.

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigation and claims.

4.	Recent accounting pronouncements:

There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

5.	Business acquisition:

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers, Inc. (“TMS US”), completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) for a purchase price of $10,596,912 (net of Achieve TMS’ cash), of which $2,611,044 of the purchase price was satisfied through the issuance of an aggregate of 1,431,736 common shares of the Company to the vendors and the remainder was settled in cash, less deferred and contingent consideration of $1,274,402 (the “Acquisition”).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

5.	Business acquisition (continued):

In addition, a portion of the purchase price payable in respect of the Acquisition is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization (EBITDA) achieved by Achieve TMS during the twelve-month period following the closing of the Acquisition. As at September 30, 2020, the Company estimates the purchase price payable in respect of the earn-out to be $9,295,000 (December 31, 2019 - nil) of which $6,506,500 of this estimated amount would be settled in cash and the remainder would be settled through the issuance of common shares of the Company to the vendors, subject to regulatory and stock exchange approval. The common shares will be issued based on a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ending two trading days prior to the payment date. The amount recognized for the earn-out is recorded as earn-out consideration in the condensed interim consolidated statements of net loss and comprehensive loss. The amount recognized as at September 30, 2020 is based on management’s best estimate of the earn-out payable and is subject to estimation uncertainty.

Achieve TMS operates TMS centers in California, Oregon and Alaska, with a particular focus on deep TMS therapy. The Acquisition provided the Company with a national footprint of over 100 TMS centers and a platform for further West Coast expansion through excellent brand recognition, physician reputation and high visibility within the West Coast TMS community.

The Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Acquisition is final and is comprised as follows:

Purchase consideration:

Cash	$6,886,812
Share issuance	2,611,044
Deferred and contingent consideration	1,274,402

$10,772,258

Net assets acquired:

Cash	$175,346
Current assets	886,392
Capital and other assets	6,321,730
Current liabilities	(1,233,400)
Long-term liabilities	(5,415,460)
Covenants not to compete	310,000
Management services agreement	6,020,000

$7,064,608

Goodwill	$3,707,650

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

5.	Business acquisition (continued):

The goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS’ operations with the Company. Goodwill is deductible for tax purposes.

During the nine months ended September 30, 2020, the Company paid $224,402 in deferred and contingent consideration (December 31, 2019 – nil). The remaining deferred and contingent consideration payable balance, excluding the earn-out, as at September 30, 2020 is $1,050,000 (December 31, 2019 – $1,274,402) and the related cash is being held in an escrow account subject to finalization of the escrow conditions.

6.	Property, plant and equipment:

	Furniture and equipment	Leasehold improvements	TMS devices	Total

Cost

Balance, December 31, 2019	$175,416	$183,103	$1,792,984	$2,151,503
Additions	–	–	304,831	304,831
Asset disposal	–	–	(50,093)	(50,093)

Balance, September 30, 2020	$175,416	$183,103	$2,047,722	$2,406,241

Accumulated depreciation

Balance, December 31, 2019	$83,408	$5,291	$396,473	$485,172
Depreciation	21,769	19,194	190,819	231,782
Asset disposal	–	–	(4,413)	(4,413)

Balance, September 30, 2020	$105,177	$24,485	$582,879	$712,541

Net book value

Balance, December 31, 2019	$92,008	$177,812	$1,396,511	$1,666,331
Balance, September 30, 2020	70,239	158,618	1,464,843	1,693,700

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

7.	Intangible assets:

	Management service agreement	Covenant not to complete	Total

Cost

Balance, December 31, 2019	$6,020,000	$310,000	$6,330,000
Additions	–	–	–

Balance, September 30, 2020	$6,020,000	$310,000	$6,330,000

Accumulated amortization

Balance, December 31, 2019	$105,907	$16,362	$122,269
Amortization	300,999	46,499	347,498

Balance, September 30, 2020	$406,906	$62,861	$469,767

Net book value

Balance, December 31, 2019	$5,914,093	$293,638	$6,207,731
Balance, September 30, 2020	5,613,094	247,139	5,860,233

8.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and center locations. These lease agreements range from one year to eight years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

Right-of-use assets, December 31, 2019	$25,430,956
Additions to right-of-use assets	5,155,080
Disposals to right-of-use assets	(304,831)
Depreciation on right-of-use assets	(4,021,748)

Right-of-use assets, September 30, 2020	$26,259,457

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

8.	Right-of-use assets and leases liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate at January 1, 2019. The Company’s incremental borrowing rate applied during the period ended September 30, 2020 is 10% (December 31, 2019 - 10%).

Lease liabilities, December 31, 2019	$25,391,757
Additions to lease liabilities	5,147,063
Interest expense on lease liabilities	2,008,874
Payments of lease liabilities	(5,352,559)
Lease liabilities, September 30, 2020	27,195,135

Less: current portion of lease liabilities	5,148,244

Long-term portion of lease liabilities	$22,046,891

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	September 30, 2020	December 31, 2019

Accounts payable	$5,317,023	$4,639,924
Accrued liabilities	2,845,978	2,371,925

	$8,163,001	$7,011,849

10.	Loans payable:

(a)	Bank loans:

	September 30, 2020	December 31, 2019

Bank loans	$2,996,346	$251,499
Less: current portion of loans payable	1,757,301	101,107

Long-term portion of loans payable	$1,239,045	$150,392

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

10.	Loans payable (continued):

(i)	During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature (or matured, as applicable) during the years ended December 31, 2019 to December 31, 2023. There are no covenants associated with these loans.

(ii)	During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021.

During the nine months ended September 30, 2020, the Company was released from its obligations pertaining to one of the bank loans assumed during the year ended December 31, 2019 of $45,680 as a result of the disposal of the related TMS device. During this period, the Company also repaid TMS device loans totalling $63,475.

(iii)	During the nine months ended September 30, 2020, the Company entered into a promissory note with U.S. Bank National Association, evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the United States Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the recently-enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan bears interest at a fixed rate of 1.0% per annum with average monthly blended interest and capital payments of $172,145 with a maturity during the year ended December 31, 2022. Payments are deferred for the first six months under the Loan.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

10.	Loans payable (continued):

The effective interest rate used to measure the fair value of the loan is 10% and the benefit of the interest rate concession is a grant which gives the Company economic benefits over the term of the Loan and recorded as deferred grant income (see note 11). The undiscounted face value of the Loan as at September 30, 2020 is $3,080,760 (December 31, 2019 - nil) and the carrying amount is $2,859,002 (December 31, 2019 - nil).

As federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that may have retroactive effect, the Company is monitoring these developments and assessing any changes in the Company’s eligibility for the PPP or any other subsidies or support mechanisms under the CARES Act.

(b)	Non-controlling interest loans:

	September 30, 2020	December 31, 2019

Non-controlling interest loans	$75,077	$69,674

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

11.	Deferred grant income:

	September 30, 2020	December 31, 2019

Deferred grant income	$268,190	$–
Less: current portion of deferred grant income	168,909	–

Long-term portion of deferred grant income	$99,281	$–

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

12.	Provisions:

During the year ended December 31, 2019, the Company provided for $18,792 relating to the planned restructuring of its billing department. The restructuring was a direct result of ongoing efforts to optimize the Company’s billing and reimbursement process subsequent to system conversions. This amount was paid in full during the nine months ended September 30, 2020.

13.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2019 and September 30, 2020, there were nil preferred shares issued and outstanding.

	Number	Total amount

December 31, 2019	58,418,443	$50,185,756

Common shares issuances	9,093,940	10,155,219

September 30, 2020	67,512,383	$60,340,975

On May 21, 2020, the Company completed a public offering of 9,093,940 common shares at an offering price of C$1.65 per common share for aggregate gross proceeds of $10,767,589 (C$15,005,001) and incurred transaction costs of $612,370.

14.	Contributed surplus:

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)	Share-based compensation – stock options:

The Company operates an equity-settled, stock options-based payment compensation plan, under which the Company pays equity instruments of the Company as consideration in exchange for employee and similar services. The plan is open to employees, directors, officers and consultants of the Company and its affiliates.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

14.	Contributed surplus (continued):

The fair value of the grant of the options is recognized as an expense in the consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years. The maximum number of common shares reserved for issuance, in the aggregate, under the Company’s option plan (and under any other share-based compensation arrangements of the Company) is 10% of the aggregate number of common shares outstanding. As at September 30, 2020, this represented 6,751,238 common shares.

The options have an expiry date of ten years from the applicable date of issue.

	September 30, 2020		December 31, 2019
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price

Outstanding, beginning of period	2,998,168	$1.36	2,670,000	$1.17
Granted	797,500	1.89	385,000	2.63
Exercised	–	–	(53,332)	1.02
Cancelled	–	–	(3,500)	1.00

Outstanding, end of period	3,795,668	$1.47	2,998,168	$1.36

The weighted average remaining contractual life of the outstanding options as at September 30, 2020 was 6.8 years (December 31, 2019 - 6.8 years).

The total number of stock options exercisable as at September 30, 2020 was 2,721,833 (December 31, 2019 - 2,059,001).

During the three and nine months ended September 30, 2020, the Company recorded a total share-based options compensation expense of $171,056 and $455,908, respectively (September 30, 2019 – $117,112 and $573,426, respectively).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

14.	Contributed surplus (continued):

The following stock options were granted during the nine months ended September 30, 2020:

(i)	The fair value of the stock options granted on February 3, 2020 was estimated to be $1.10 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.12% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.02%.

The following stock options were granted during the year ended December 31, 2019:

(i)	The fair value of the stock options granted on June 28, 2019 was estimated to be $1.13 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.74% calculated based on a comparable company; remaining life of 4.5 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.46%.

(ii)	The fair value of the stock options granted on May 9, 2019 was estimated to be $1.46 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.48% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.68%.

(iii)	The fair value of the stock options granted on March 27, 2019 was estimated to be $1.44 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 47.88% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.62%.

As at September 30, 2020, the total compensation cost not yet recognized related to options granted is approximately $714,220 (September 30, 2019 - $400,281) and will be recognized over the remaining average vesting period of 0.67 years (December 31, 2019 – 0.44 years).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

14.	Contributed surplus (continued):

(b)	Broker warrants:

	September 30, 2020		December 31, 2019
	Number of broker warrants	Weighted average exercise price	Number of broker warrants	Weighted average exercise price

Outstanding, beginning of period	1,068,186	$2.22	503,646	$2.00
Granted	–	–	564,540	2.41
Expired	(503,646)	2.00	–	–

Outstanding, end of period	564,540	$2.41	1,068,186	$2.22

There were no broker warrants issued during the nine months ended September 30, 2020.

The following broker warrants were issued during the year ended December 31, 2019:

(i)	On May 17, 2019, in connection with the public offering and concurrent private placement of common shares, the Company issued 241,500 and 323,040 broker warrants, respectively, to the underwriters of such transactions. Each broker warrant vested upon issuance thereof and entitles the holder to acquire one common share of the Company at an exercise price of C$3.25 and expires two years from the date of issue.

The fair value of the broker warrants granted on May 17, 2019 was estimated to be $0.63 per broker warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.83% calculated based on a comparable company; remaining life of 2.0 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.69%.

The aggregate fair value of the issued broker warrants granted on May 17, 2019 of $355,660 is recognized as part of the transaction costs in respect of the public offering and concurrent private placement described above, which is reflected in the common shares equity reserve. Each broker warrant vests immediately upon the issuance thereof and has a term to expiry of two years from the date of issue.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

14.	Contributed surplus (continued):

The weighted average contractual life of the outstanding broker warrants as at September 30, 2020 was 0.6 years (December 31, 2019 – 0.8 years).

The total number of broker warrants exercisable as at September 30, 2020 was 564,540 (December 31, 2019 – 1,068,186).

The aggregate fair value of the broker warrants granted during the nine months ended September 30, 2020 was nil (September 30, 2019 – $355,660).

15.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three and nine months ended September 30, 2020, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $87,994 and $245,298, respectively (September 30, 2019 – $55,386 and $152,504, respectively).

17.	Income taxes:

During the three and nine months ended September 30, 2020, there were no significant changes to the Company’s tax position.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

18.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximates their fair value given their short-term nature.

The carrying value of the loans payable, lease liabilities and deferred and contingent consideration approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans. The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost when necessary. Loss allowances for accounts receivable are always measured at an amount equal to the expected credit losses for the subsequent 12-month period.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

18.	Risk management arising from financial instruments (continued):

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have financial instruments that result in material exposure given the fixed rate nature of the Company’s loans.

19.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity (deficit), including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

20.	Related party transactions:

Transactions with significant shareholder – Greybrook Health Inc.:

As at September 30, 2020, $68,263 is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business (December 31, 2019 – $58,954). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the three and nine months ended September 30, 2020, the Company recognized $97,407 and $288,585 in corporate, general and administrative expenses, respectively (September 30, 2019 – $98,410 and $397,257, respectively) related to transactions with the significant shareholder.

21.	Basic and diluted loss per share:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Net loss attributable to the shareholders of:
Greenbrook TMS	$(7,636,132)	$(3,431,009)	$(21,271,910)	$(8,875,523)

Weighted average common shares outstanding:
Basic and diluted	67,512,383	54,625,927	62,815,513	52,276,149

Loss per share:
Basic and diluted	$(0.11)	$(0.06)	$(0.34)	$(0.17)

For the three and nine months ended September 30, 2020, the effect of 3,795,668 (September 30, 2019 – 2,988,168) options have been excluded from the diluted calculations because this effect would be anti-dilutive. In addition, the earn-out consideration could result in the issuance of additional common shares (see note 5).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

22.	Non-controlling interest:

As a result of operating agreements with each of the Company’s non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

The following table summarizes the Company’s non-wholly owned entities incorporated during the reporting or comparative period:

	Year	Ownership
Name	incorporated	interest

Greenbrook TMS Central Florida LLC	2019	90%
Greenbrook TMS North Detroit LLC	2019	90%
Greenbrook TMS St. Petersburg LLC	2019	90%
Greenbrook TMS South Carolina LLC	2019	90%

During the three and nine months ended September 30, 2020 and 2019 there were no changes to the ownership interests in any non-wholly owned entities.

The following tables summarize the aggregate financial information for non-wholly owned entities for the periods indicated:

	September 30, 2020	December 31, 2019

Cash	$1,170,497	$1,033,584
Accounts receivable	7,525,481	6,389,384
Prepaid expenses and other	357,165	448,550
Property, plant and equipment	932,330	889,798
Right of use assets	9,843,194	10,348,295
Accounts payable and accrued liabilities	1,364,419	1,237,548
Loans payable	7,490,364	5,280,287
Lease liabilities	10,100,399	10,167,498
Profit attributable to the shareholders of Greenbrook TMS	943,864	1,979,874
Profit (deficit) attributable to non-controlling interest	(66,039)	305,244
Distributions paid to non-controlling interest	(1,010,130)	(866,630)
Subsidiary investment by non-controlling interest	–	405,000
Historical subsidiary investment by non-controlling interest	1,005,791	600,791

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and nine months ended September 30, 2020 and 2019

(Unaudited)

22.	Non-controlling interest (continued):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Revenue	$5,706,774	$5,722,964	$15,811,013	$15,900,492
Net loss attributable to the shareholders of Greenbrook TMS	(378,517)	(110,783)	(1,953,439)	(695,487)
Net income (loss) attributable to non-controlling interest	(31,623)	65,995	(371,283)	29,315

23.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Salaries and bonuses	$2,569,958	$1,670,037	$7,419,487	$4,460,213
Marketing expenses	1,584,426	742,482	3,539,227	1,881,054

Total	$4,154,384	$2,412,519	$10,958,714	$6,341,267

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Salaries and bonuses	$2,555,515	$1,420,069	$7,577,540	$4,336,220
Professional and legal fees	530,969	338,620	1,048,902	1,042,963
Marketing expenses	202,435	578,330	806,120	1,210,219
Computer supplies and software	190,088	156,885	585,392	414,092
Travel, meals and entertainment	12,305	67,748	142,716	282,059
Transaction costs	–	378,407	–	378,407
Other	47,040	185,044	388,351	655,970

Total	$3,538,352	$3,125,103	$10,549,021	$8,319,930